August 31, 2017

Via Fedex and Email

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 1, 2017

Form 8-K Filed April 26, 2017

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below and attached is further information provided by MDC Partners Inc. (the “Company” or “MDC”) in connection with the ongoing discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), regarding the Company's above-referenced filings.

In connection with our ongoing discussions regarding the Staff’s unresolved comments relating to the Company’s aggregation of reportable segments in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 280-10, please find attached as Exhibit A the Memorandum to File re: Materiality Analysis - Disclosure Error related to Aggregation of Operating Segments and as Exhibit B the Memorandum to File re: Segment Reporting Change – Impact on ICFR.

* * *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Michell Gendel
Michell Gendel,
General Counsel & Corporate Secretary

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief
Carlos Pacho, Senior Assistant Chief Accountant

Scott L. Kauffman, Chairman and Chief Executive Officer

David Doft, Chief Financial Officer
Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Rise Norman (Simpson Thacher & Bartlett LLP)

Robert Trinchetto, BDO USA, LLP

EXHIBIT A

To: The Files

From: Management of MDC Partners Inc.

Date: August 31, 2017

Re: Materiality Analysis - Disclosure Error related to Aggregation of Operating Segments

Executive Summary

For the past year, the Company has exchanged correspondence and responded to comments from the SEC, Division of Corporate Finance, relating to disclosure and identification of its reportable segments. Management carefully considered the appropriate standards for segment aggregation, including the engagement of an independent consultant, but subsequently, based in part on feedback from the SEC, determined to recast its reportable segments. These four (4) new reportable segments were fully disclosed in its Form 10-Q for the quarter ended June 30, 2017, filed on August 14, 2017. Moreover, the Company voluntarily determined to amend its Form 10-K for the year ended December 31, 2016, and plans to file a Form 10-K/A and Form 10-Q/A for the period ended March 31, 2017, to restate applicable disclosure related to the recasting of four (4) new reportable segments. The Company’s decision to amend its prior filings was driven by a desire to provide full and transparent disclosure to investors on a historic basis, rather than simply prospective disclosure for the new reportable segments.1 Importantly, the recasting of prior period segment information does not affect the Company’s consolidated financial condition or results of operations, balance sheets, cash flows or goodwill for any period.

In connection with the recast of the Company’s reportable segments, the SEC has requested that management confirm its view of the materiality of the deemed error. For the reasons outlined in this Memorandum, management originally concluded that the error was not material, as there was not a substantial likelihood that a reasonable investor would have been influenced by the prior inclusion of the new reportable segment disclosure. Subsequently, and after additional consideration and review by the Company of its recast segment disclosures, the Company determined that the error may be deemed “Material” as we now believe that a reasonable investor could be influenced by the amended disclosures.

1 As noted in public comments by the SEC Staff, the Company understands that the SEC generally is open to accepting a change in a registrant’s segment presentation in future filings, unless the change in segments would affect the subsequent measurement of goodwill. As described in this Memorandum, there would be no impact to the Company’s goodwill impairment analysis.

The specific reasons for the Company’s original determination that the error was not “material” were as follows:

a.	There was no resulting change in the Company’s reporting units, and therefore, the goodwill impairment disclosure, due to the Company’s change to four (4) reportable segments. To the contrary, management performed an extensive goodwill impairment analysis in Q4 2016 for each of the Company’s Partner Firm operating segments, which resulted in goodwill impairments that were fully disclosed in the original Form 10-K for 2016. This analysis was not impacted by the change in reportable segments.

b.	The Company believes that all meaningful information for investors was fully disclosed in the Company’s previously filed documents, including geographic and organic revenue growth trends; details on performance within client industry vertical sectors; and client wins and losses that are expected to impact the entire portfolio’s prospects.

c.	Key underlying business trends were also previously disclosed, including margin volatility analysis; relative performance of agency disciplines; drivers for operating performance; liquidity; and deferred acquisition consideration. In short, no key trends that are the focus of investors were omitted from the Company’s prior disclosure, or included in the Company’s Form 10-K/A.

d.	Application of the detailed qualitative conditions of the accounting guidance (ASC 250) further supports management’s conclusion that the error in judgment in aggregation analysis was not material. First, the error arose in part due to the imprecise nature in measuring and estimating the similarity of future economic characteristics and the lack of clear guidance as to how many historical and future years to include in the analysis. Moreover, no earnings’ trends were masked; the Company’s regulatory compliance was not affected; the error does not change a loss into income; and the change in segments did not affect compliance with any of the Company’s loan covenants.

e.	Following the Company’s disclosure of its new reportable segments several weeks ago, no analyst or investor has raised a single substantive question regarding the new segment disclosure, or suggested in any way that material information was not previously disclosed by the Company. Investors and analysts understand that all of the Company’s industry competitors effectively disclose one reportable segment, and otherwise focus on the total mix of information included in the Company’s consolidated new business wins, geographic and organic revenue trends, and client industry vertical performance.

Background

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions regarding resource allocation for the segment and assess its performance. During June of 2016, the Company entered into a Separation and Release Agreement with its former Chief Operating Officer in connection with a limited restructuring of the Company’s corporate department. This change to the Company’s management structure was designed to provide the CODM greater visibility into the operating performance of individual Partner Firms and resulted in a corresponding change in the level at which the CODM reviews the operating results of such Partner Firms. In connection with this change, in the third quarter of 2016, the Company concluded that each Partner Firm represents an operating segment. The Company then determined to aggregate its Partner Firms to report in one reportable segment along with an “All Other” category.

Following the determination of each Partner Firm as an operating segment, those same Partner Firms were deemed to be the Company’s reporting units, and therefore an extensive analysis of the potential impairment in goodwill was performed at each operating segment as required. Consequently, as of the year ended December 31, 2016, two Partner Firms were identified as having their respective goodwill impaired, and the Company specifically disclosed the amount of the applicable impairment and the discipline of the underlying businesses.

For the quarter ended June 30, 2017, based in part of feedback from the SEC, the Company performed a comprehensive review of its reportable segments to determine if aggregation of its operating segments is consistent with the principles detailed in ASC 280. Based on this review, it was determined that an error in judgment had been made in the Company’s identification of reportable segments following the change in the Company’s management structure. The Company incorrectly concluded that there was one reportable segment since the third quarter of 2016. The Company has subsequently reassessed the aggregation of its operating segments and identified four new reportable segments and revised the composition of the “All Other” category. This determination was based upon a quantitative analysis of the expected and reported average long-term EBITDA margins for each Partner Firm, together with an assessment of the qualitative characteristics set forth in ASC 280-10-50.

The error identified in the Company’s aggregation approach resulted in disclosure of one reportable segment and an “all other” category in the Company’s Form 10-k for the year ended December 31, 2016, versus the proposed new four reportable segments and an “all other” category.

Accounting Guidance for Treatment for Error

MDC performed an assessment on the materiality of the proposed disclosure error, considering both quantitative and qualitative factors required by ASC 250-10-45-S99. These are also the factors management considered when determining whether disclosure of the unresolved SEC comment letters was required.

The accounting guidance states:

… A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is -

a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

In addition to the foregoing guidance, on December 9, 2015, the Chief Accountant of the SEC spoke before the 2015 AICPA Conference and noted concerns regarding segment reporting. Specifically, it was noted that “Some registrants have contended in their consultations, including on segment reporting, that they should not be required to apply a GAAP standard because the result would be “competitively harmful” or “misleading.” These arguments are troubling, since they disregard the thoughtful balance taken by the accounting standard setters in crafting reporting standards that provide transparent, useful information to investors. A better approach starts with identifying what information is useful to investors, why, and how that information can be appropriately reported”.

In applying the foregoing FASB and SEC guidance, it is important to highlight that the Company is not relying on the fact that detailed segment information would be competitively harmful or misleading. Instead, the Company adopted the SEC suggested approach of identifying (i) what information is useful to investors (i.e., geographic revenue trends, new business wins and losses, and client vertical information); (ii) why (i.e., competing for single marketing communication budgets); and (iii) and how that information can be reported (the agencies that compete most directly among each other in similar geographic regions), as outlined below.

The Company recognizes after further evaluation that it is more appropriate for the Company to aggregate its operating agencies into four reportable segments.  The Company does acknowledge that the additional facts disclosed due to this change in aggregation could have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available.  Throughout the rest of this memo the Company demonstrates that we do not believe that this change in aggregation would have influenced an investor, but it certainly could have. Specifically, had the Company reported results in the new segment aggregation, this revised aggregation would not have highlighted any trends that would have reasonably altered the total mix of information.

1.	Analysis: Meaningful Information and Trends Fully Disclosed

The most meaningful information and trends were fully disclosed in the Company’s publicly filed documents (Forms 10-K, 10-Q and 8-K following quarterly and annual earnings’ calls), on either a consolidated basis or through the specific identification of periodic trends.

As a result, the “inclusion or correction of the item” through disclosure of the new reportable segments would most likely not have “changed or influenced” any investor's judgment since all information regarding trends within those segments was disclosed in some manner within the total mix of information available to investors. The total mix of information included both the consolidated financial information presented on key metrics, together with highlights of key trends impacting different quarterly results. Therefore, the Company originally concluded there was no information omitted that was “material” that would have otherwise been disclosed within each of the new reportable segments. The following analysis fully supports the Company’s original conclusion.

A.	Consolidated Presentation of Information.

When evaluating the performance of the Company, analysts and investors are primarily focused on our consolidated financial results, specifically the performance metrics of organic revenue growth, consolidated Adjusted EBITDA and change in consolidated Adjusted EBITDA margins. To the extent investors are interested in understanding the drivers of these key performance metrics, their inquiry is generally focused on analyzing the following key financial metrics: (i) revenue growth by geography; (ii) risks and opportunities associated with large clients, including new business wins and losses; and (iii) performance by client industry vertical.

1.             Geographic revenue growth is one of the primary areas of investor focus. Investors closely track our consolidated revenue growth in North America, where we generate roughly 86% of our revenue. Investors also closely track our revenue growth outside of North America to evaluate the success of our strategic investments to expand our business around the world.

This can be demonstrated by looking at the published research reports for year end 2016 by the six equity research analysts that covered the Company at that time. None of the analysts forecasts the Company’s revenue by agency or discipline. Further, segment performance was not mentioned in their reports.

Additionally, geography is the most useful way to compare our performance to the various other holding companies that compete in the advertising agency sector. Investors rank the industry according to organic revenue growth by geography and relative percentage of revenue in various geographies around the world. As an example, presently there is intense investor focus on organic revenue growth trends in North America, where growth among our competitors has moderated in recent periods.

The Company’s originally filed Form 10-K for 2016 included specific examples of disclosure regarding geographic revenue growth. Moreover, there was no change required with respect to this prior disclosure in the new reportable segment structure to be included in the Company’s Form 10-K/A, to be voluntarily filed promptly after the date of this Memorandum.

2.             Client Wins and Losses. A second key area of investor focus is understanding risks and opportunities associated with new client wins and losses across the entire network. This metric is extremely meaningful to investors, as it represents a leading indicator of prospects and profitability trends. The Company fully presents, and our investors assess, the impact of net new business on an aggregate basis, especially given the fact that our individual agencies frequently compete for the same new account wins. Importantly, investors also focus on new business trends and organic revenue growth across the entire MDC network of agencies, not for one specific agency, as this will yield insights on the underlying strength of the entire portfolio.

While the Company does not often disclose the specific names of our largest customers due to confidentiality agreements, investors are able to monitor industry trade press to come up with a reasonable guess of their identities. Our investor relations department regularly fields incoming queries when there is a CMO change at one of these clients or when the client is the subject of merger and acquisition activity, both of which could possibly lead to a change in the status of our relationship with the client. Investors also closely monitor the trade press to track client wins and losses.

See the Company’s earnings 8-K’s for examples of such disclosure. Once again, however, the recast of the Company’s reportable segments did not result in any additional information or disclosure surrounding client wins and losses in the amended Form 10-K/A, which was not previously disclosed in the originally filed Form 10-K, as we have not previously disclosed this information. Further, there is no information which would have been disclosed in the Company’s previous earnings releases due to the change in reportable segments.

3.             Client Industry Verticals. Performance in client industry verticals are also a key area of focus. Investors are keenly interested in knowing how much revenue exposure the Company has to industry verticals that are undergoing significant disruption from technology and emerging competition, as well as what the revenue trends are in aggregate for clients within those verticals. For example, there is currently intense investor interest in the consumer-packaged goods (CPG) industry. Retail, financial services and travel are also closely monitored.

The impact of changing our reportable segments, would not be expected to materially impact these areas of interest of the analyst and investor community. Even after changing segments, the Company’s plan is to continue discussing and guiding to consolidated results with specific commentary surrounding the fluctuations on a consolidated basis, and inclusion of the same level of analysis in earnings releases and related presentations and calls.

Furthermore, when comparing MDC’s results to other holding companies in our space, that comparison is performed on a consolidated and geographic basis. Each of our competitors reports segments differently, therefore comparisons on the reportable segment level are not possible and therefore not performed. Analyst models are driven using organic growth assumptions for the geographies. When comparing to our competitors’ presentation of their results, the vast majority of analysis and discussion is at the geographic or consolidated level, not by reportable segment.

Investors understand that like our competitors, we are a holding company that is managing a portfolio of businesses in one industry, the advertising and marketing communications industry. We are all competing for the same marketing dollars and each of our agencies may be limited by client conflicts or other factors that make the portfolio a more reflective grouping for analysis. Investors understand that a loss at one agency may be offset by a gain at another and that these client shifts do not impact the future growth potential of the Company. Therefore, a change in reportable segments would not constitute a material change in the context of the “total mix” of information provided to investors, especially given that the company has made it a practice to disclose trends and issues relevant to make investor decisions, irrespective of the prior segment break down. Investors were focused on consolidated results combined with supplemental information presented by the Company, including geographic revenue trends, and aggregate new business wins and losses and the corresponding impact on the total portfolio’s profitability prospects. The Company therefore believes that all material information was previously disclosed as part of its consolidated financial statements, and the failure to isolate the same information by reportable segment was not a material omission.

See the Company’s filed earnings 8-K’s for examples of such disclosure. Since “client vertical information” is not a required Form 10-K disclosure item, the new reportable segment structure did not result in any new information surrounding client industry verticals being disclosed in the Form 10-K/A that was not previously disclosed in the filed 10-K (see B #2 below). Further, there is no information which would have been disclosed in the Company’s previous earnings releases due to the change in segments.

B.	Segment Trends Identified in Prior Disclosures:

Although the new reportable segment disclosure adds more detail, all key underlying business trends were previously included in the Company’s prior public disclosure. Accordingly, the new reportable segments would not have “changed or influenced” any investors judgment since all information regarding trends within those segments was disclosed in some manner within the total mix of information available to investors. Following are several examples of the material trends that the Company previously disclosed to its investors:

1.             Margin Volatility Analysis for Segments: over the applicable three-year time period, the underlying Adjusted EBITDA margin trends in the four new reportable segments would not have highlighted any material change for investors as compared to disclosure and mix of information that was presented.  Specifically, the range of Adjusted EBITDA margin of 281 basis points for Global Integrated Agencies, 169 basis points for and Domestic Creative Agencies, 448 basis points for Specialist Communications Agencies and 284 basis points for All Other was fairly consistent with the 342 basis point range of the Company’s Adjusted EBITDA margin over the same period.  While the 894 basis points range represented in the Media Services segment is an outlier, driven by poor performance in 2016, the margin decline in the Media Services segment from 2015 to the 2017 budget represents only $2.2 million in EBITDA. The Company believes this decline of approximately 1% is not material. Further, the Company did, in fact, provide meaningful additional disclosure regarding the negative trend in its media services business in 2016, both in its investor earnings’ calls and when responding to analyst questions. In particular, management disclosed the disappointing media services result by highlighting that real estate consolidation costs and the delayed commencement of new client engagements negatively impacted the Company’s organic revenue growth results and Adjusted EBITDA.

See the Company’s previously filed 2016 10-K for examples of such disclosure. The new reportable segment structure did not result in any additional material information or discussion related to margin volatility being disclosed in the Form 10-K/A which was not previously disclosed in the filed 10-K. Further, there is no information which would have been disclosed in the Company’s previous earnings releases due to the change in segments which was not already disclosed.

2.             Relative performance of agency disciplines and client vertical: While the expanded aggregation provides more granularity, our MD&A in the single reportable segment scheme provided adequate detail regarding the relative performance of agencies by discipline and touched upon primary drivers of performance by client vertical.

“The performance by disciplines was mixed with strength led by technology & data science, and public relations partially offset by declines primarily in design firms.” (the Company’s 2016 Form 10-K)

Due to the change in segments, the disclosure surrounding drivers of performance was not impacted by the revised reportable segment aggregation. This is further evaluated and confirmed in #3 below.

3.             Drivers for trends in operating performance: When comparing the MD&A in the single reportable segment scheme to the amended MD&A (four reportable segments), we note that no significant underlying trends were highlighted or identified for required disclosure in the Form 10-K/A, which were not already discussed in the previously filed Form 10-K.

•	Revenue: In the Form 10-K/A, for each segment, we disclosed that revenue growth, excluding acquisitions and a disposition, was attributable to existing Partner Firms, partially offset by an adverse foreign exchange impact which we quantify. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure. Although the Domestic Creative Agencies segment decreased year over year by $9M, the decrease was immaterial to consolidated results considering the Domestic Creative Agencies represent only approximately 6% of revenue. Further, the explanation for the decrease is consistent with the explanations we included in the previously filed 10-K regarding revenue performance. Revenue decreased in the Domestic Creative Agencies segment due to a revenue decline at existing Partner Firms and an adverse foreign exchange impact. This new disclosure does not expose any new revenue trend which is material to an investor and user of the financial statements.

Although the new reportable segment structure provides revenue data on a more granular level, no new material trend in revenue performance was exposed which in the 10-K/A. Further, as discussed in detail in this memorandum, we have previously provided significant disclosure of our revenue performance on a disaggregated basis (geographic, client industry vertical, etc.) in our 8-Ks and 10-Ks, as applicable, since this is information which is considered material to our investors and users of our financial statements. If the granularity resulting from the new reportable segments exposed a new revenue trend, it would have warranted additional discussion in the 10-K. As mentioned, this is not the case and no new material disclosure was deemed necessary within the MD&A in the Form 10-K/A.

•	Direct Costs: In the Form 10-K/A, we identified that direct costs fluctuated as a percentage of revenue due to the impact of an acquisition made during 2016, and fluctuations in pass-through costs incurred on clients’ behalf from some of the Company’s Partner Firms acting as principal vs. agent. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure.

•	Staff Costs: In the previously filed 10-K, we note that fluctuations in staff costs related to increased headcount driven by certain Partner Firms to support growth of their businesses, as well as additional contributions from acquisitions. As a percentage of revenue, we disclosed that fluctuations were due to an increase in staffing levels in advance of revenue at certain Partner Firms, as well as slower reductions in staffing at other Partner Firms. This same discussion is included within the amended document. The only fluctuation which was not discussed in the previously filed 10-K, but is now discussed in the Form 10-K/A relates to the Domestic Creative Agencies reportable segment. For that segment, we note that staff costs decreased, primarily due to decreased headcount in client serving functions due to a decline in revenue in certain Partner Firms. The previously filed 10-K discussed increases in staff costs and associated drivers since staff costs increased on a consolidated level and in the old reportable segment structure. Although a decrease was not highlighted in the previously filed document, we note that staff costs in the Domestic Creative Agencies reportable segment represents less than 10% of the total staff costs in the Advertising & Communications Group, and the decrease was only $4.2M year over year, which is clearly immaterial to the Company’s results when compared to a total increase of $49.5M in the Advertising & Communications Group. Further, the cause for the decrease is essentially the same as the reason we previously disclosed for increases in staff costs. The Company’s Partner Firms, regardless of segment, increase headcount to support growth, and decrease headcount when revenue declines. This trend is consistently highlighted throughout the previously filed 10-K, therefore no additional trend was identified by providing the analysis in the new reportable segment structure. Although the new reportable segment structure provides data on a more granular level, no new trend in staff costs was exposed which warranted additional discussion in the 10-K/A.

•	Administrative Costs: In the Form 10-K/A, we note that fluctuations in administrative costs primarily related to higher occupancy expenses and other general and administrative expenses. It was noted that these increases were incurred to support the growth and expansion of certain Partner Firms, as well as real estate consolidation initiatives. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure.

•	Deferred Acquisition Consideration: In the Form 10-K/A, we note that fluctuations in deferred acquisition expense primarily related to aggregate under-performance of certain Partner Firms in 2016, as compared to forecasted expectations as compared to 2015. This theme was consistent throughout the four reportable segments. This under-performance was partially offset by expenses pertaining to amendments to purchase agreements of previously acquired incremental ownership interests entered into during 2016, as well as increased estimated liability driven by the decrease in the Company’s estimated future stock price, pertaining to an acquisition in which the Company used its equity as purchase consideration. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure.

•	Stock-based Compensation: In the Form 10-K/A, we note that stock-based compensation is materially consistent as a percentage of revenue year over year. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure.

•	Depreciation and Amortization: In the Form 10-K/A, we note that fluctuations in depreciation and amortization were primarily due to lower amortization from intangibles related to prior year acquisitions. This same discussion was included within the previously filed document and no additional trend was identified by providing the analysis in the new reportable segment structure.

•	Goodwill Impairment: See #4 below for discussion related to goodwill impairment disclosures.

Once again, the disclosures included within the previously filed 10-K highlighted all relevant and material information, and no additional trends were identified in the new reportable segment structure.

4.             Goodwill impairment: Any changes to goodwill were addressed in the single reportable segment scheme via the goodwill footnote in the previously filed Form 10-K, with specific attribution to the discipline of the affected business fully disclosed:

“The Company performed interim goodwill testing on one of its experiential reporting units and one non-material reporting unit, resulting in a partial impairment of goodwill of $27,893 and $1,738 relating to the experiential reporting unit and non-material reporting unit, respectively. Additionally, as a result of the annual goodwill impairment test performed as of October 1, 2016, the Company recognized a partial impairment of goodwill of $18,893 relating to one of the Company’s strategic communications reporting units. See Note 2 for further information.” (the Company’s 2016 10-K)

The $27.9 million impairment is related to an experiential firm in All Other in the previously filed Form 10-K and now is within All Other in the Form 10-K/A. The $18.9 million impairment is related to a strategic communications firm in the previously filed 10-K and now sits within the Specialist Communications segment in the Form 10-K/A.

As evident, the disclosure in the previously filed Form 10-K highlights all relevant information, and no additional disclosure is required or included in the Form 10-K/A as a result of the recast segments.

Importantly, the Company’s change to four (4) reportable segments had no impact on the Company’s reporting units, and therefore did not trigger any additional impairment analysis relating to the Company’s goodwill. The Company previously performed an extensive goodwill impairment analysis for each of the Company’s Partner Firm operating segments, which resulted in goodwill impairments that were fully disclosed in the original Form 10-K. This analysis was not impacted by the change in reportable segments.

5.             Liquidity: One of the key variances for the Company in 2016 was an outflow of working capital which negatively impacted the Company. This related to the float of media payments made on behalf of clients. While the Media Services sector did indeed underperform in 2016 due to client delays and real estate consolidation costs, the outflow of working capital due to a change in the mix of clients at the agency would not have been highlighted if the business had been a reportable segment given that cash flow information is not provided by segment. The Company did, however, disclose this dynamic to investors on its quarterly earnings conference all, as well as in the liquidity section of the Form 10-K. The Company also has had a historical practice of disclosing the actual amount of media payments due on behalf of clients in the liquidity section as well.

“At December 31, 2016, the Company had a working capital deficit of $313.2 million compared to a deficit of $418.0 million at December 31, 2015. Working capital deficit decreased by $104.8 million primarily due to the net proceeds from the issuance of the 6.50% Notes, offset by the redemption of the 6.75% Notes, payments of deferred acquisition consideration and from a mix shift in the media business. The Company’s working capital is impacted by seasonality in media buying, amounts spent by clients, and timing of amounts received from clients and subsequently paid to suppliers. Media buying is impacted by the timing of certain events, such as major sporting competitions and national holidays, and there can be a quarter to quarter lag between the time amounts received from clients for the media buying are subsequently paid to suppliers.” (the Company’s filed 2016 10-K). 10-K/A.

2.	Application of Qualitative Conditions under ASC 250-10-45-S99

MDC further evaluated the following qualitative considerations as detailed in ASC 250-10-45-S99 (with analysis below each consideration) to support its conclusion that the error in judgment in the Company’s aggregation analysis was not material:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement being evaluated arose from the Company’s misapplication of the guidance in ASC 280 as it applies to aggregation of operating segments into reportable segments.  When determining which, if any, operating segments are eligible for aggregation in accordance with ASC 280, the Company must consider current and past performance over a period that isn’t defined by rule; estimates of future prospects; and qualitative aspects, in each case relevant to determining economic similarity as detailed in the standard.  Although this guidance includes items capable of precise measurement, the determination of the scope of these items requires several levels of discretionary judgment.

ASC 280-10-50-11 explains that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics”. However, the period of time over which long-term financial performance should be evaluated, is not defined.  Further, ASC 280-10-55-7A states, “….the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.” The period of time over which future prospects should be evaluated is also not defined.  As noted in speeches from the SEC staff, the analysis is heavily weighted on past performance, but the SEC has not commented on the period over which the analysis should be performed.

Therefore, while past performance is a precise measurement, the applicable period of future estimates and the calculation of such future performance is inherently imprecise. Moreover, given the presence of qualitative characteristics in the analysis, conclusions relating to aggregation of operating segments into reportable segments are similarly by their nature imprecise.

•	Whether the misstatement masks a change in earnings or other trends

We considered what, if any, impact the error had on the discussion of earnings and trends in the Company’s prior disclosure.

As previously stated, there would be no change to the discussion on earnings or trends in the Company’s earnings results. The key trends for investor focus remain on consolidated earnings and cash flows, and new business wins and losses that are expected to impact the total portfolio’s prospects.

For example, over the applicable three-year time period, the underlying Adjusted EBITDA margin trends in the four new reportable segments would not have highlighted any material change for investors as compared to disclosure and mix of information that was presented.  Specifically, the range of Adjusted EBITDA margin of 281 basis points for Global Integrated Agencies, 169 basis points for Domestic Creative Agencies, 448 basis points for Specialist Communications Agencies and 284 basis points for All Other was fairly consistent with the 342 basis point range of the Company’s Adjusted EBITDA margin over the same period.  While the 894 basis points range represented in the Media Services segment is an outlier, driven by poor performance in 2016, the margin decline in the Media Services segment from 2015 to the 2017 budget represents only $2.2 million in EBITDA or approximately 15 basis points of consolidated margin. The Company believes this decline of approximately 1% is not material. Further, the Company did, in fact, provide meaningful additional disclosure regarding the negative trend in its media services business in 2016, both in its investor earnings’ calls and when responding to analyst questions consistent with its practice to provide transparency on key issues impacting its performance. In particular, management disclosed the disappointing media services result by highlighting that real estate consolidation costs and the delayed commencement of new client engagements negatively impacted the Company’s organic revenue growth results and Adjusted EBITDA, thus making the new financial disclosure redundant.

We also considered what, if any, impact the error had on the results of operations discussion included in the MD&A of our filed 2016 Form 10-K.  See draft of the Form 10-K/A for the results of operations section utilizing the new reportable segment aggregation at the time of filing.  First, the discussion on trends in consolidated results excluding Corporate (the “Advertising and Communications Group”) would not be changed.  This is typically the focus of our investors and analysts. Next, we considered whether the discussion regarding each segment’s fluctuations would have materially altered the total mix of information provided to a user of these financial statements.  Based on this analysis documented above in #3, we note there were no material changes in trends or year over year fluctuations within the new reportable segment structure which would have warranted additional disclosure.

In conclusion, all significant trends year over year were discussed within the previously filed Form 10-K and earnings call regardless of the segment aggregation.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

All analysts’ consensus expectations relate to consolidated metrics, not reportable segment data. When the investor and analyst community compares actual results to consensus, it is done on a consolidated basis. No analyst covering the Company provided estimates based on our previous segments, and none would be expected to be based on the new segment structure. In prior years when the company still owned the since-divested Accent business, investors did in fact inquire about the segment which housed it. This was because Accent competed in a different industry and pitched for completely different client budgets relative to the rest of the MDC portfolio. Since the divestiture of Accent, investor focus has reverted to the consolidated results. We also guide to consolidated figures, not at the segment level. We would not have provided, and are not expected to provide, guidance related to a segment or level lower than consolidated results, on a go forward basis.

The Company reviewed a log of all investor interaction from January 2015 until present. Based on the detailed review, the topic of segments came up only three times. The questions were either to understand the rationale for the segment change in 2016, or by new Company investors. Additionally, no investor raised any question or concern regarding the unresolved comment on segment reporting following the Company’s disclosure, or during the investor and analyst call conducted on August 7, 2017. Through the date of this Memorandum, the Company has not received a single substantive question from any investor or analyst regarding or relating to the fully-disclosed change in reportable segments and ongoing SEC inquiry regarding its segment disclosure.

Further, as described above, reportable segments are not discussed in significant detail or in a place of prominence in competitors’ earnings calls or analyst reports since our advertising and marketing communications industry is consistently analyzed on a consolidated basis. See further discussion above.

•	Whether the misstatement changes a loss into income or vice versa

The change in reportable segments had no impact on the Company’s consolidated statement of operations, balance sheets, or cash flows. None of the new reportable segments show a loss. All show operating income and positive Adjusted EBITDA which is consistent with the previous reporting.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

When reviewing the new segment aggregation, the most significant reportable segment to the Company’s operations and profitability is the Global Integrated Agencies segment, which represents approximately 50% of consolidated revenue, 60% of consolidated operating profit when removing Corporate expenses, and 60% of consolidated Adjusted EBITDA in 2015 and 2016. The previous Reportable Segment included these agencies, which made up 61% of its revenue, making them the main drivers of its consolidated results. No material discussion or disclosure regarding fluctuations in the results was impacted due to the change in reportable segments. See discussion earlier in this memorandum for further details.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

The Company was not in compliance with the specific regulatory requirement relating to segment disclosure pursuant to Item 101(b) of Regulation S-K (Item 101(b). However, MDC believes that there is no instance in which a non-SEC regulation specific to any of the new reportable segments would have been identified or disclosed as impacting that segments results of operations.

•	Whether the misstatement affects the registrant’s compliance with the loan covenants or other contractual requirements

The change in segments does not affect the Company’s compliance with loan covenants or other contractual requirements. MDC determined that the Company is still in compliance with all loan covenants. Further, our lenders have not expressed any concern with the change in reportable segments since notification of the correspondence with the SEC staff and public disclosure within the filed Q2 2017 10-Q.

•	Whether the misstatement has the effect of increasing management’s compensation - (e.g., by satisfying requirements for the award of bonuses or other forms of incentive compensation)

Management’s compensation is based on consolidated Adjusted EBITDA. Therefore, the disclosure adjustment or change in reportable segments has no impact on any element of management’s incentive compensation.

•	Whether the misstatement involves concealment of an unlawful transaction

The adjustment does not involve concealment of an unlawful transaction.

Conclusion

As stated above, the Company originally concluded that the change in reportable segments did not constitute a material change in the context of the “total mix” of information provided to investors. The most meaningful and useful information regarding trends within those segments was included either in the consolidated financial information presented on key metrics, or as part of significant trends impacting financial results as disclosed in the previously filed Form 10-K and Form 8-Ks. The Company further believed there was no information omitted that was “material” that would have otherwise been disclosed within each of the new reportable segments.

Notwithstanding the Company’s prior view that the change in reportable segments was not a “material” error, management reassessed its determination, and has now concluded that there is a likelihood that a reasonable investor could have been influenced by the prior inclusion of the new reportable segment disclosure; therefore, this error is now deemed to be “material.”

EXHIBIT B

To: The Files

CC: David Doft, Mitch Gendel, Christine LaPlaca

From: Kerry Robinson

Date: August 31, 2017

Re: Segment Reporting Change – Impact on ICFR

1.	Background:

As disclosed in MDC’s Form 8-k filed on June 1, 2016, MDC eliminated the position of COO of the partner Firm network. As a result of this change to the management structure, in accordance with SEC rules and the MDC Reportable Segment Policy, MDC re-evaluated its segments. In Q3 2016, as part of its internal controls around financial reporting (ICFR), MDC determined that the change in management structure arising from the departure of the Chief Operating Office would result in a change to MDC’s segment disclosures beginning in its quarter ended September 30, 2016. Based on a detailed analysis, MDC determined that each partner firm is an operating segment and reporting unit and updated its goodwill impairment analysis accordingly. MDC also determined that there would be one aggregated reportable segment for disclosure purposes.

MDC received comment letters from the SEC dated May 18, 2016, August 9, 2016, October 5, 2016, December 16, 2016, February 28, 2017 and June 14, 2017 regarding its Annual Report(s) on Form 10-K for the fiscal year(s) ended December 31, 2015 and December 31, 2016. These letters included comments regarding MDC’s reportable segments and disclosures. MDC filed responses to the SEC for all six letters and additionally, incorporated various additional disclosures that management believed were responsive to the SEC’s comments. However, the SEC comments specifically relating to the Company’s aggregation of reportable segments in accordance with ASC 280-10 remain unresolved. The Company continues to discuss with the SEC the aggregation of its reportable segments, which the Company disclosed as part of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 14, 2017.

On August 2, 2017, the SEC telephoned MDC management and informed them of its view that the Company should recast its segments to disclose additional reportable segments. In response, and after consideration of the appropriate accounting standards, management proposed an updated segment reporting structure that recast its current reportable segments into four (4) reportable segments and “all other”. On August 4, 2017, MDC management and BDO met with representatives from the SEC to discuss the proposal for four (4) new reportable segments.

On August 7, 2017, the Company filed a Form 8-K with respect to its second quarter earnings results. As part of this Form 8-K, MDC also disclosed that there remains an unresolved comment with respect to MDC’s aggregation of operating segments into reportable segments. The Company did not previously consider this unresolved comment to be “material”, and therefore did not include any additional disclosure on this point as part of its Annual Report on Form 10-K filed on March 1, 2017.

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On August 14, 2017, the Company filed its Quarterly Report on Form 10-Q for the period ended June 30, 2017. As part of this Form 10-Q, the Company recast its reportable segments in a manner consistent with its presentation to the SEC, with four (4) new reportable segments. Moreover, the Company voluntarily determined to amend its Form 10-K for the year ended December 31, 2016, and plans to file a Form 10-K/A to restate applicable disclosure related to the recasting of four (4) new reportable segments. The recasting of prior period segment information does not affect the Company’s consolidated financial condition or results of operations, balance sheets, cash flows or goodwill for any period.

The purpose of this memo is to assess whether the deemed error in the previous segment reporting and operating segment aggregation analysis affected either (i) the Company’s ICFR for segment reporting and/or (ii) the Company’s ICFR for disclosure controls.

2.	Effectiveness of ICFR for Segment Reporting:

MDC employed and documented the following controls and procedures in determining the appropriate reportable segments in 2016 and to date in 2017:

a.	Financial Reporting Policies, which include a Segment Reporting Policy.
b.	Position papers are written for all significant areas, particularly where judgment is necessary, to document the Company’s position and conclusions. These are typically written by the SVP, Accounting & FR and reviewed by the CFO (or written by the VP, Corporate Controller with review by SVP, Accounting & FR). For example, a position paper was written regarding the Q3 2016 change to reporting segments and rationale behind conclusions, as noted in c) below. A further position paper was documented in Q1 2017, when the Company assessed the impact of separating one of its agencies (Kenna) out of the KBS stack, evidencing that the Company has controls to evaluate the continued appropriateness of its operating and reportable segments considering changes in the business.
c.	Management completed a detailed analysis of the impact of the changes in management structure and their potential impact on the reportable segments. This included discussions with senior management, including the CEO (as the Chief Operating Decision Maker) on how he managed the operations. Conclusions and the final position was documented in the ‘2016 Operating Segment Changes’ position paper which includes MDC’s consideration of the aggregation criteria.
d.	As the guidance requires the application of reasonable judgment in the aggregation analysis, to further support the overall conclusions, MDC engaged independent consultants with professional expertise to assist with the evaluation. The independent consultant concurred with management’s determination of the appropriate segments at that time.
e.	Additional disclosure controls performed, as detailed below.

In addition, throughout the ongoing SEC review process, management engaged in good faith discussions with the SEC, including several teleconference calls during which time the Company responded to specific SEC questions. Management concluded that it was close to resolving the segment reporting issue in a satisfactory manner.

Please see the separate materiality memo for further detail on the assessment of materiality and impact to investors. Notwithstanding the Company’s original view that the change in reportable segments was not a “material” error, management reassessed its determination, and has now concluded that there is a likelihood that a reasonable investor could have been influenced by the prior inclusion of the new reportable segment disclosure; therefore, this error is now deemed to be “material.” Despite the fact that management concluded it was appropriate to recast its reportable segments, management concludes that its internal controls remain effective with no material weakness as of December 31, 2016 and June 30, 2017 given the above detailed controls and the fact that the recasting of MDC’s reportable segments did not affect consolidated financial condition or results of operations, cash flows, or goodwill for any period.

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3.	Effectiveness of Disclosure Controls:

MDC management has adopted and implemented a number of Disclosure Controls to ensure that the information included in the reports that it files or submits under the Securities Exchange Act of 1934 is reported accurately and within the time periods specified in the SEC’s rules and forms. This includes the following key controls:

a.	As noted above, MDC has written Financial Reporting Policies, specifically a Segment Reporting Policy, which includes details on disclosure requirements.
b.	Quarterly, Accounting completes the appropriate SEC and/or GAAP disclosure checklist to ensure proper financial statement presentation and completion of all required disclosures. This is then reviewed by the VP, Corporate Controller.
c.	A Disclosure Committee Meeting is held at least once every quarter to discuss the proposed 10-Q and 10-K filings. Attendees include the CFO, General Counsel, SVP, Accounting & Financial Reporting, VP, Corporate Controller, VP, Investor Relations and Head of Internal Audit. In the Disclosure Committee discussion on February 22, 2017, led by the CFO, it was determined that the unresolved comment was not material and therefore did not require disclosure. Materiality is based on many considerations – please see the separate memo for more detail on the materiality assessment criteria.
d.	CEO and CFO sub-certifications at the partner agencies to MDC. This includes a certification by the local CEO’s and CFO’s that disclosure controls are operating and all material facts have been reported to MDC timely.
e.	As noted above, position papers are written for all significant areas, particularly where judgment is necessary, to document the Company’s position and conclusions.

MDC management followed each of these disclosure controls and procedures in connection with its analysis of appropriate segment reporting. In addition, these controls are tested as part of MDC’s ongoing compliance with SOX requirements and were concluded as effective at December 31, 2016.

Notwithstanding the Company’s original view that the change in reportable segments was not a “material” error, management reassessed its determination, and has now concluded that there is a likelihood that a reasonable investor would have been influenced by the prior inclusion of the new reportable segment disclosure; therefore, this error is now deemed to be “material.” Although the above controls resulted in a different judgment on the basis for reportable segments, the Company determined at the time that the difference between the approaches was not deemed to be material to investors. Please see the separate materiality memo for further detail on the assessment of materiality and impact to investors to support the original conclusions on materiality. As further support for the original conclusion, following the filing of the Company’s Q2 2017 Form 10-Q, which included the recast reportable segments, no analyst or investor has raised a single substantive question regarding the new segment disclosure, or suggested in any way that meaningful information was not previously disclosed by the Company. Investors and analysts understand that all of the Company’s industry competitors effectively disclose one reportable segment, and otherwise focus on the total mix of information included in the Company’s consolidated new business wins, geographic and organic revenue trends, and client industry vertical performance.

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4.	Evaluation of Unresolved Comments:

MDC reviewed the rules regarding disclosure of unresolved SEC comment letters during its review of its Annual Report on Form 10-K for 2016 and 10-Q filing for Q1 2017. The SEC requires that all entities disclose, in their annual reports on Form 10-K or Form 20-F, written comments the DCF staff has made in connection with a review of Exchange Act reports that:

a.	The registrant believes are material;
b.	Were issued more than 180 days before the end of the fiscal year covered by the annual report; and
c.	Remain unresolved as of the date of the filing of the Form 10-K or Form 20-F.

MDC expressly discussed these points at the time of the preparation of the FY 2016 10-K during the Q4 2016 Disclosure Committee meeting on February 22, 2017.

By the time the 10-K was ready for filing, the Company concluded that all accounting implications of open comments had been addressed. Specifically, reporting units were adjusted and goodwill was tested at the operating segment level. Based upon constructive follow-up telephone conversations with the Staff of the Commission on February 22, 2017, which included an in-depth review of a key client case study, management believed that it was close to resolving the one remaining unresolved comment on its aggregation of operating segments into reportable segments.

MDC therefore concluded that disclosure of the “unresolved comment” was not required under the applicable SEC rules. Notwithstanding this prior determination, the Company included full disclosure on the unresolved comment relating to segment aggregation as part of its Current Report on Form 8-K filed on August 7, 2017. Importantly, no investor raised any question or concern regarding the unresolved comment on segment reporting following the Company’s disclosure, or during the investor and analyst call conducted on August 7, 2017.

5.	Other Public Company Filings; Precedent.

Management conducted research of other public companies that recast their reportable segments to assess whether these companies also determined that their disclosure controls and internal controls over financial reporting were effective. Specifically, management did not identify any instance in which a public company reported a material weakness in their disclosure controls or internal controls over financial reporting, solely as a result of a determination to recast its reportable segments.

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In each of the five (5) precedent filings identified, the respective companies determined that their internal controls did, in fact, remain effective notwithstanding the corresponding change in reportable segments. For each of these five (5) filings (Lennar, Brookfield Home, MetPro Corp, Levitt Corp. and General Cable), the applicable disclosure in their public filings noted that changes to reportable segments represented changes in judgment as to the application of segment reporting standards, but the recasting of prior period segment information did not affect their respective consolidated financial condition or results of operations, cash flows, or goodwill for any period.

Similarly, the Company concluded that the recasting of its prior period segment information, into four (4) new reportable segments, does not affect our consolidated financial condition or results of operations for the three and six months ended June 30, 2017 and 2016, our balance sheets as of June 30, 2017, March 31, 2017 and December 31, 2016, our cash flows for the three months ended March 31, 2017 and 2016 and six months ended June 30, 2017 and 2016, or goodwill for any period.

In one additional precedent filing, PowerSecure International, Inc., the respective company determined that its disclosure controls were not effective due to a material weakness in its internal controls related to its misapplication of GAAP for purposes of segment reporting. This was disclosed in PowerSecure’s Form 10-K December 31, 2015 filing and applied to the years 2012-2014, as described in the SEC Order dated November 7, 2016. However, the underlying facts in the he PowerSecure precedent filing are significantly different than the facts relating to MDC’s recast of segments, primarily due to the finding that PowerSecure failed to properly assess its goodwill impairments. Specifically:

a)	PowerSecure incorrectly determined their operating segments. The failure to properly identify its operating segments was a contributing factor that led PowerSecure to erroneously identify fewer reporting units for purposes of testing for goodwill impairment than required in ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). Under GAAP, at a minimum, each of PowerSecure’s operating segments should have been considered a reporting unit. Contrary to GAAP, PowerSecure failed to identify the proper reporting units in 2012 through 2014. As a result, goodwill impairment was tested at a higher level in the organization than required by ASC 350, which could have resulted in PowerSecure’s failure to recognize a goodwill impairment loss. This set of facts is completely different from MDC. MDC determined that each of our Partner Firm represents a reporting unit for goodwill impairment testing. MDC’s goodwill impairment calculations are therefore tested at a much more granular level and are accurate.

b)	PowerSecure incurred an unexpected first quarter loss in 2014, attributable to a line of the business that had not previously been disclosed in its segment disclosures. Investors therefore did not have the benefit of reviewing profitability metrics for its various business units and service lines. That information was available internally to PowerSecure’s management and to its board of directors. This differs from the Company, where meaningful information and trends were previously disclosed.
c)	PowerSecure did not have a Segment Reporting Policy and there was limited documentation of the application of the segment reporting requirements. By contrast, MDC does have a Segment Reporting Policy and its application was well documented as detailed in section 2 above.
d)	PowerSecure’s documentation of its annual goodwill impairment testing did not sufficiently address and document its identification of reporting units. MDC’s documentation of its annual goodwill impairment testing included a separate memo specifically on the ‘2016 Determination of Reporting Units’ in addition to the Goodwill Impairment Assessment memo and Goodwill Impairment Policy.

Management of MDC therefore concludes that the facts and circumstances in the PowerSecure filing are significantly different and not directly applicable to MDC. Instead, the facts relating to recast segment in each of the five precedent filings identified above remain determinative. More specifically, management concludes that its internal controls remain effective given that the recasting of MDC’s reportable segments did not affect consolidated financial condition or results of operations, cash flows, or goodwill for any period.

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6.	Financial reporting conclusion:

As documented above and in the separate materiality assessment memo, management has determined that the proposed change and correction in reportable segments for the period ended June 30, 2017 will not affect the Company’s financial condition, results of operations or cash flows. This change resulted in additional footnote disclosure and additional discussion in the Company’s MD&A sections in its Form 10-Q for the period ended June 30, 2017 and future periodic filings with the SEC. Moreover, the Company determined to amend its Form 10-K for the year ended December 31, 2016, and plans to file a Form 10-K/A and Form 10-Q/A for the period ended March 31, 2017, to restate applicable disclosure related to the recasting of four (4) new reportable segments.

7.	SOX – Impact on ICFR:

Analysis of segment aggregation is “judgmental” as to whether operating segments share qualitative and quantitative economic similarities. After further discussion with the SEC, the Company acknowledges that its “judgment” should have resulted in a different aggregation of reportable segments, and the Company revised its disclosures to reflect the new reportable segments in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

However, management does not believe that changing the basis on which it presents segment information undermines management’s prior and current determinations that its disclosure controls and procedures and internal controls over financial reporting are effective at detecting material errors, misstatements or disclosures. The change to one reportable segment was a judgment determination made in good faith and supported by independent consultants. MDC has extensive controls and procedures to ensure that all filings are compliant with SEC rules and forms and these controls have been operating effectively. Given the above, we conclude that the change in the basis of which the Company is presenting information related to reportable segments does not indicate a material weakness in the Company’s internal control over financial reporting or a material weakness in its disclosure controls and procedures.

Management recognizes that segment reporting is potentially important to users of the Company’s financial statements and therefore concludes that the change in the basis of segment reporting represents a significant deficiency in the Company’s internal controls over financial reporting. Management therefore promptly discussed this significant deficiency with the MDC Audit Committee of the Board of Directors prior to the filing of the Form 10-Q in August 2017.

Management will continue its ongoing review and enhance its current processes and controls to reflect the new reportable segment structure. For example, management will continue to focus on any material changes to each operating segment and reportable segment each quarter, including monitoring revenue trends, that may impact the new reportable segment structure and document that assessment and conclusions quarterly.

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